Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Investor Contact: Jason Guo IR Coordinator ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1013 E-mail: ir@chinaedu.net	Investor Relations (US): Jessica McCormick, Taylor Rafferty, New York Phone:+1 212 889 4350 E-mail: chinaedu@taylor-rafferty.com

Investor Relations (HK):

Pamela Leung

Taylor Rafferty, Hong Kong

Phone: +852 3196 3712

E-mail: chinaedu@taylor-rafferty.com

CHINAEDU SCHEDULES 2008 FIRST QUARTER EARNINGS RELEASE ON WEDNESDAY, MAY 21, 2008

Earnings Conference Call to be held on Thursday, May 22, 2008 at 5am (Pacific) / 8am (Eastern) / 8pm (Beijing/Hong Kong)

BEIJING, PRC — May 14, 2008 — ChinaEdu Corporation (NASDAQ: CEDU), an educational services provider in China (“ChinaEdu” or the “Company”), today announced that it will release unaudited financial results for 2008 first quarter ended March 31, 2008 after the US market closes on Wednesday, May 21, 2008.

The earnings release will be available on the investor relations page of its website at http://ir.chinaedu.net.

Following the earnings announcement, ChinaEdu senior management will host a conference call at 5am (Pacific) / 8am (Eastern) / 8pm (Beijing/Hong Kong) on Thursday, May 22, 2008 to discuss its 2008 first quarter financial results and recent business development.  The conference call may be accessed by calling (US) 866 700 0133/ (International) +617 213 8831; Passcode: CEDU.  A telephone replay will be available shortly after the call until May 29, 2008 at (US) 888 286 8010/ (International) +617 801 6888; Passcode: 87081504.

A live webcast of the conference call and replay will be available on the investor relations page of ChinaEdu website at http://ir.chinaedu.net.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with eleven universities to operate online degree programs, nine of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

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